SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 August 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 10 August 2021

Exhibit No: 99.1

IHG PLC - Half Year Results to 30 June 2021

	Reported			Underlying1
	2021	20202	% Change3	% Change
REPORTABLE SEGMENTS1:
Revenue1	$565m	$488m	+16%	+14%
Revenue from fee business1	$505m	$375m	+35%	+31%
Operating profit1	$188m	$52m	+262%	+314%
Fee margin1	44.1%	20.1%	+24%pts
Adjusted EPS1	40.4¢	4.9¢	+724%	KEY METRICS vs 2019
GROUP RESULTS:				●$7.9bn total gross revenue1 (down (42)%)
Total revenue	$1,179m	$1,248m	(6)%
Operating profit/(loss)	$138m	$(233)m	NM	●(42.6)% global H1 RevPAR1
Basic EPS	26.2¢	(115.4)¢	NM
Total dividend per share	- ¢	- ¢	- %	●(36.3)% global Q2 RevPAR
Net debt1	$2,458m	$2,515m	(2)%
1 Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements. 2 Amended for presentational changes between operating and exceptional items (see note 1 to the Financial Statements). 3 Percentage change shown unless not meaningful, such as where a positive balance in the latest period is comparable to a negative balance in the prior period.

●	Significant improvement in demand over the course of H1, resulting in RevPAR (43)% vs 2019 and +20% vs 2020
●
Recovery most advanced in Greater China with Q2 RevPAR (16)% vs 2019; continued improvement in the Americas to (26)%; EMEAA still most challenged at (65)%. Regional performance reflects variations in both vaccine rollout progress and travel restrictions

●
Group Q2 RevPAR (36)% vs 2019, reflecting occupancy 19%pts lower and rate sustained at 87% of 2019 levels; Q2 occupancy of 53% improved through the quarter; June 69% in the US; 54% Greater China; and 40% EMEAA

●	Operating profit from reportable segments of $188m, +262% vs 2020, (down 54% vs 2019); reported operating profit of $138m, after System Fund result of $(46)m and operating exceptionals of $(4)m
●
Cost reductions in the fee business this year of ~$75m vs 2019 on track, and sustainable whilst still investing for growth; majority of these savings delivered in H1; higher investment for growth expected in H2

●	Strong cash conversion resulting in adjusted free cash flow1 of $147m (2020: outflow of $66m), and net cash from operating activities of $173m (2020: outflow of $14m)
●	Gross system growth of +5.1% YOY; after removals, including SVC portfolio termination in Q4 2020 and Holiday Inn and Crowne Plaza review in H1 2021, net system size growth +0.1% YOY
●	Opened 17.4k rooms (132 hotels) in H1, +46% vs 2020; global estate now at 884k rooms (5,994 hotels)
●	Signed 32.6k rooms (203 hotels) in H1, +24% vs 2020; global pipeline now at 274k rooms (1,805 hotels)
●	New collection brand launching to capture the increasing opportunities of conversions and further strengthen our position in Luxury & Lifestyle

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

"Trading improved significantly during the first half of 2021, with travel demand returning strongly as vaccines roll out, restrictions ease, and economic activity rebuilds. It has been great to see our teams welcome more and more guests back into our hotels, with domestic leisure bookings leading the way, particularly in the US and China. Essential business travel was a key element of our resilience throughout the pandemic, and we are now seeing more group activity and corporate bookings start to come back. These trends and the momentum in the business have continued in recent weeks, including in EMEAA where a lifting of travel restrictions in some markets is also now driving improvements in demand. With occupancy and rate continuing to improve, nearly 50% of our hotels achieved RevPAR above 2019 levels in July.

As more development activity returns to the industry, the strength of IHG's brand portfolio and the power of our scale, systems and platforms for owners is being clearly recognised. We opened 132 hotels in the half and signed 203, both sizeable increases on last year. Our focus on the quality of our estate remains extremely high, and we're making rapid progress with the review of our Holiday Inn and Crowne Plaza portfolios to ensure the consistency of these leading brands and that they are well positioned for future growth. With the actions we are taking, and a pipeline that represents more than 30% of our current system size, we expect to return quickly to an industry-leading level of net rooms growth.

We're also excited to announce that we'll soon be launching a new Luxury & Lifestyle collection brand to provide further choice for guests and owners. Over the last four years we've added five new brands to create a portfolio of 16, each targeting a specific segment and enhancing our market reach. The addition of a collection brand will provide high quality independent hotels access to the many benefits of IHG's system, whilst retaining a property's distinctive identity. There are currently around 1.5 million independently run rooms in the market segments we are targeting, and we expect the collection to attract more than 100 hotels within 10 years.

The actions we have taken during the last 18 months position us well to exceed our pre-pandemic level of growth and profitability. While there is a risk of trading volatility in the balance of the year, and discretionary business trips, group bookings and international travel will take time to fully recover, we are confident in the strength of IHG's future prospects."

For further information, please contact:
Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for analysts and shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:30am (London time) on 10 August 2021 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations or directly on https://www.investis-live.com/ihg/60ec433c2527a91600459438/trgh

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:
UK local:	0203 936 2999
UK:	0800 640 6441
US:	+1 855 979 6654
All other locations:	+44 203 936 2999
Passcode:	27 88 30

An archived webcast of the presentation is expected to be available later on the day of the results and will remain on it for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:
UK:	0203 936 3001
All other locations:	+44 203 936 3001
Passcode:	82 83 10

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 10 August. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

System size and pipeline progress

The long-term attractiveness of IHG's brands and the markets we operate in have supported increased opening and signings activity in the first half of 2021:

●	Global system of 884k rooms (5,994 hotels) at 30 June 2021, weighted 69% across midscale segments and 31% across upscale and luxury
●	Gross growth of 5.1% YOY, with 17.4k rooms (132 hotels) opened in H1, up 46% on 2020
●	Removals of 18.9k rooms (102 hotels) in H1; of these, 13.0k (56 hotels) were Holiday Inn and Crowne Plaza rooms removed in Americas and EMEAA
●	Net system size growth was +0.1% YOY (+2.0% excluding the 16.7k SVC portfolio termination in Q4 2020)
●	Global pipeline of 274k rooms (1,805 hotels), which represents over 30% of current system size
●	Signed 32.6k rooms (203 hotels) in H1, up 24% on 2020
●	More than 40% of the global pipeline is under construction, in line with prior years
●	84 hotels or 1% of the global estate remained temporarily closed at 30 June 2021, a significant improvement from nearly 300 hotels at the start of 2021

System and pipeline summary of H1 2021 movements and total closing position (rooms):

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%*	Signings	Total
Group	17,360	(18,912)	(1,552)	884,484	(0.2)%	+0.1%*	32,567	274,184
Americas	8,771	(12,434)	(3,663)	510,349	(0.7)%	(2.5)%*	7,750	96,687
EMEAA	1,578	(5,932)	(4,354)	223,495	(1.9)%	+1.0%	8,833	79,941
G. China	7,011	(546)	6,465	150,640	+4.5%	+8.6%	15,984	97,556
* If the SVC portfolio termination of 16.7k rooms (102 hotels) in Q4 2020 was excluded, net system growth YOY was +2.0% for the Group and +0.7% for Americas

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Updates on our strategic priorities

1.   Build loved and trusted brands

●
Strengthening our IHG Hotels & Resorts masterbrand: having added five brands in recent years, new marketing campaigns and a significant proportion of our advertising spend have powerfully positioned our masterbrand to influence consumer perception, increase awareness and better promote our full family of brands across Luxury & Lifestyle, Premium, Essentials and Suites.

●
Driving further growth of our well-established brands: Holiday Inn Express, now in its 30th year, has reached 3,000 properties around the world; with a pipeline for an additional 667, further strong growth for this global market-leading brand is expected in the coming years.

●
Scaling our newest brands: our avid brand has already become the second largest contributor to system growth, with the 40th avid hotel opened in July; the brand is outperforming peers in guest satisfaction, and has a further 175 under development throughout the Americas region. Our most recently launched brand, Atwell Suites, has reached 19 signings, and construction of a third property is underway.

●
Further momentum for our voco conversion brand: now at 53 openings and signings since launch in 2018; further signings in the US and Greater China, the first in South Korea, and strong growth in the Middle East.

●
Continued international growth for Kimpton: the recently opened St Honoré Paris is the brand's first in France, with Sydney marking entry into Australia later this year; Kimpton also continues to grow domestically in the US, with recent openings of three highly anticipated new hotels in Atlanta, New Orleans and San Francisco. Its pipeline of a further 32 hotels would take the brand to over 100 properties.

●
Additional country debuts: through a Master Development Agreement with Ishraq Hospitality for eight Holiday Inn Express hotels, the brand will enter four new countries - Oman, Bahrain, Jordan and Egypt - where demand for branded midscale hotels is expected to build. Other debuts include a first Hotel Indigo in Australia at Adelaide Markets (with Sydney, Melbourne and Brisbane to follow) and a first Staybridge Suites for India.

●
Expanding in high growth markets: recent openings and signings are increasing our presence further in high growth markets such as Vietnam and Turkey. Across the Middle East, there were 12 signings in the period; Saudi Arabia, with currently 37 hotels across 5 brands, has a pipeline for a further 23 further to open in the coming years.

●
Celebrating InterContinental Hotel & Resorts 75th Diamond Anniversary: as the world's largest luxury hotel brand, this year sees InterContinental Paris Le Grand, a global flagship for the iconic brand, reopen after a major 24-month renovation, while InterContinental Barcelona is due to open later in the third quarter; 12 signings in total in the period increased the pipeline to 73.

Review of the Holiday Inn and Crowne Plaza estate

Holiday Inn and Crowne Plaza are powerful global brands, with 1,641 open hotels and a pipeline of 352 or around 20% of their current estates. To help protect their significant future growth prospects, we place a strong focus on ensuring the consistency and quality of our hotel estate reflects the expectations of IHG, our owners and guests.

In February 2021, IHG announced that around 200 Holiday Inn and Crowne Plaza hotels were being reviewed. During the half, 56 hotels (13.0k rooms) were removed across the Holiday Inn and Crowne Plaza estates in the Americas and EMEAA regions. In addition, more than 30 hotels have committed to improvement plans or scopes of work, reflecting significant investment by owners. These build on significant improvements already made, such as the Holiday Inn Open Lobby which has been implemented or committed to in around 90% of its European estate; other successful initiatives, including the Crowne Plaza Accelerate Programme, mean that property improvements completed since the start of 2018 and further ones already contracted for or in active discussion, together with recent new openings, will result in over 70% of the Americas Crowne Plaza estate having been updated. Crowne Plaza has also seen a strong improvement in its ranking in the J. D. Power 2021 North America Hotel Guest Satisfaction Index. Our review of the remaining hotels is expected to conclude by the end of the year.

Between 2016 and 2019, our focus on the quality of our total hotel estate saw the exit of 2.1-2.3% of the system each year. In these years, exits of Holiday Inn and Crowne Plaza hotels in the Americas and EMEAA regions were higher, whilst the remainder of the estate saw a lower average removal rate of 1.6% a year. The completion of the review is expected to lead to a lower average overall removal rate than the 2%+ seen in past years. This will help to achieve our ambition of an industry-leading level of net rooms growth.

Forthcoming launch of new Luxury & Lifestyle collection brand

Building on IHG's position as the world's #2 Luxury & Lifestyle player in terms of both system size and pipeline, IHG plans to launch a new collection brand in the coming weeks. The upscale and luxury segments currently represent 31% of our system size and 41% of our pipeline (midscale being 69% and 59%, respectively). The new collection brand will complement our existing Luxury & Lifestyle brands consisting of the more recently acquired Six Senses, Regent and Kimpton brands, along with InterContinental and Hotel Indigo, whilst also offering a different price point to our upscale conversion brand voco - our fastest ever brand to rollout globally since its launch in 2018.

Owners of independent hotels and small chains are increasingly attracted by the opportunity to benefit from the scale, expertise and investment of a global system, illustrated by conversions growing to represent a quarter of IHG's signings over the last 18 months. Owners that join IHG's new collection brand will gain access to our world class revenue delivery systems, technology platforms, loyalty offering, operational expertise and procurement savings, without high upfront costs or any compromise on their hotel's distinctive identity or name. For guests, the addition of more unique, exclusive hotels in sought after resort and city locations will add further choice to our Luxury & Lifestyle offer, where we already have more than 400 hotels and 100,000 rooms, and will increase the attractiveness of our IHG Rewards loyalty programme to its more than 100 million members.

The new collection brand will help fast-track IHG's growth in market segments worth over $100bn in rooms revenue globally in 2019, and where over 40% or around 1.5 million rooms are currently independent. Over the next 10 years, we anticipate the collection to attract more than 100 properties globally, helping contribute to our ambition of delivering industry-leading net rooms growth.

2.   Customer centric in all we do

●
Supporting our owners: through operational assistance to help alleviate pressures in the current environment, such as staff recruiting and onboarding, and with procurement; includes ongoing relaxations to brand standards where appropriate to improve efficiencies and drive costs down; simplifying rates to improve guest experience, and additional Revenue Management for Hire (RMH) services, and helping hotels identify and take advantage of revenue opportunities using business intelligence and data.

●
Focused marketing and service development: on key demographics of returning demand such as leisure, family travel and last-minute escapes, and included data-driven real-time search/location campaigns; engaging corporate travellers with tailored 'Welcome Back to Business' campaigns, as well as further developing our hybrid technology options and platforms for tailoring group meetings and events.

●
Enhancing our loyalty offer: continued positive response to Reward Night Dynamic Pricing, which is supporting growth in redemption as well as points purchase; targeted loyalty promotions and Enrol & Stay campaigns to drive new guests and fast-tracked status for returning travellers; members can also now earn and spend IHG Rewards points and experience exclusive benefits at participating Six Senses resorts.

●
Focusing on health and safety: our Clean Promise to guests and the IHG Way of Clean programme, which includes a 50-point checklist for hotels, have supported further strong increases in positive third-party social media reviews on cleanliness and in guest satisfaction scores.

●
Driving Guest Satisfaction even higher: despite the ongoing challenges of Covid-19, as a result of the many actions and initiatives we've worked on in partnership with our hotel owners and teams, our Guest Satisfaction Index has been net positive throughout the year to date, outperforming our competitors.

3.   Create digital advantage

●
Digital check-in/out: Digital check-in implemented across 3,000 US and Canada properties in three months, with 10,000 colleagues trained; piloting in all other regions; built on the cloud-based IHG Concerto platform, the service provides a safe and secure, streamlined guest experience.

●
Attribute pricing: good progress is being made towards the roll-out of this functionality that will enable the curated merchandising of rooms based on specific attributes, which is a key development of our Guest Reservation System within IHG Concerto.

●
Utilising data-driven capabilities and maximising digital reach: delivering relevant, targeted marketing that is highly tailored to engage guests will be enabled by the efficiency of the Group's data transition to the cloud; combined with our advanced search engine optimisation, these capabilities will help owners drive higher levels of reservation conversions and improve the guest experience.

4.   Care for our people, communities and planet

●
Diversity, equity & inclusion (DE&I): new development programmes launched to support further increasing of the diversity of talent; Conscious Inclusion training rolled out for all corporate colleagues and leaders globally; piloting a new Inclusion Index as part of our employee engagement survey; IHG's progress has been recognised for a seventh year running as a 'Best Place to Work for LGBTQ Equality' with a 100% rating in the Corporate Equality Index.

●
Human rights: continue to develop resources for our hotels on topics including working and living conditions for migrant workers and responsible recruitment, our supply chain due diligence and our anti-human trafficking training.

●	Communities: IHG Academy is extending the reach of its curriculum, learning resources and content through new strategic partnerships delivered via an industry-leading platform.
●
Carbon & energy: establishing roadmap and workstreams to meet our 2030 science-based targets (15% absolute carbon reduction in direct operations, 46% per m2 reduction in franchise operations); upgrade underway to IHG Green Engage, our environmental management system tracking every hotel's sustainability, comprising both software enhancements and new centralised data collection; co-authored whitepaper published, outlining opportunities for operational energy enhancements at existing hotels to achieve net zero carbon.

●	Waste: bathroom bulk amenities supplier contracts in final stages, with full estate compliance to be achieved in 2022; food waste measurement pilot being trialled in the UK managed estate.
●	Water: further water stewardship projects underway in Shenzhen, China, and Hayman Island, Australia, in partnership with the Alliance for Water Stewardship.

Summary of financial performance
INCOME STATEMENT SUMMARY
	6 months ended 30 June

	2021	20201%
	$m	$m	change
Revenue
Americas	325	262	24.0
EMEAA	84	134	(37.3)
Greater China	59	18	227.8
Central	97	74	31.1
	____	____	____
Revenue from reportable segments2	565	488	15.8

System Fund revenues	378	385	(1.8)
Reimbursement of costs	236	375	(37.1)
	_____	_____	_____
Total revenue	1,179	1,248	(5.5)
	_____	_____	_____
Operating profit/(loss)
Americas	224	142	57.7
EMEAA	(27)	(20)	35.0
Greater China	31	(9)	NM3
Central	(40)	(61)	(34.4)
	____	____	_____
Operating profit/(loss) from reportable segments2	188	52	261.5
Analysed as:
Fee Business excluding central overheads	264	136	94.1
Owned, leased and managed lease	(36)	(23)	56.5
Central	(40)	(61)	(34.4)

System Fund result	(46)	(52)	(11.5)
	____	____	____
Operating profit before exceptional items	142	-	-
Operating exceptional items	(4)	(233)	(98.3)
	____	____	____
Operating profit/(loss)	138	(233)	NM3

Net financial expenses	(72)	(58)	24.1
Analysed as:
Adjusted interest expense2	(72)	(62)	16.1
System Fund interest	-	4	(100.0)

Fair value gains on contingent purchase consideration	1	16	(93.8)
	____	____	____
Profit/(loss) before tax	67	(275)	NM3

Tax	(19)	65	(129.2)
Analysed as
Tax before exceptional items and System Fund	(42)	19	(321.1)
Tax on exceptional items	1	46	(97.8)
Exceptional tax	22	-	-
	____	____	____
Profit/(loss) for the period	48	(210)	NM3

Adjusted earnings2	74	9	722.2

Basic weighted average number of ordinary shares (millions)	183	182	0.5
	____	____	____
Earnings/(loss) per ordinary share
Basic	26.2¢	(115.4)¢	NM3
Adjusted2	40.4¢	4.9¢	724.5

Dividend per share	-	-	-

Average US dollar to sterling exchange rate	$1:£0.72	$1: £0.79	(8.9)

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
3.     Percentage change considered not meaningful, either where the change is >1000%, or where a positive balance in the latest period is comparable to a negative balance in the prior period.

Revenue
The Covid-19 pandemic continued to impact IHG's financial performance through the first half of 2021 as government mandated travel restrictions introduced in 2020 were maintained in most markets to varying degrees. Whilst domestic restrictions in some major markets were less strict, including in Greater China and the US, particularly towards the end of the half, limits on international travel routes remained for the most part. Group Q1 RevPAR1 was down 50.6% vs 2019 (down 33.7% vs 2020), Q2 RevPAR1 was down 36.3% vs 2019 (up 150.9% vs 2020), and H1 RevPAR1 was down 42.6% vs 2019 (up 20.0% vs 2020).

Our other key driver of revenue, net system size growth, increased by 0.1% year-on-year to 884,484 rooms, impacted by the Holiday Inn and Crowne Plaza review in H1 2021 and the SVC portfolio exit in Q4 2020.

During the six months ended 30 June 2021, total revenue decreased by $69m (5.5%) to $1,179m, including a $139m reduction in cost reimbursement revenue. Revenue from reportable segments2 increased by $77m (15.8%) to $565m, as trading conditions improved in some markets, led by increased domestic leisure demand in the US and Greater China. Underlying revenue2 increased by $70m to $559m (14.3%), with underlying fee revenue2 increasing by 31.0%, whilst owned, leased and managed lease revenue declined by $53m due to the greater impact of restrictions for these hotels, which are located predominantly in urban locations.

Operating profit and margin
Operating profit improved by $371m from a loss of $233m to a profit of $138m, including a $229m net reduction in operating exceptional items, and a $6m change in the System Fund result from a $52m deficit to a $46m deficit.

Operating profit from reportable segments2,3 increased by $136m (261.5%) to $188m, driven by improved demand, the delivery of sustainable fee business cost savings, and a $29m decrease in the charge for expected credit losses on trade receivables. Underlying operating profit2,3 increased $138m (313.6%).

Fee margin2,3 increased by 24.0 percentage points to 44.1%, benefitting from the improvement in trading and cost management.

The impact of the movement in average USD exchange rates for the first half of 2021 netted to a $6m adverse impact on operating profit from reportable segments2. This assumes that the average USD exchange rates from the first half of 2020 prevailed through the first half of 2021.

System Fund
System Fund revenues for the first half decreased by $7m (1.8%) to $378m, driven by an $8m net movement in recognition4 of some items between System Fund and reportable segments. An increase in assessment revenue was broadly offset by offering increased Reward Night value to IHG Rewards members through dynamic pricing, which impacted net revenue (after redemption costs) as well as unfavourable year-over-year breakage.

The System Fund income statement deficit reduced by $6m to $46m, benefitting from cost savings, partly offset by the net movement in recognition4 of some revenues and expenses between the System Fund and reportable segments ($8m).

Reimbursement of costs
Cost reimbursements revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net profit for the period.

Revenue from reimbursable costs decreased by $139m (37.1%) to $236m. The reduction reflects the continued impact of the pandemic on much of our managed estate, particularly in EMEAA, coupled with the reduction in the size of the Americas managed estate following the exit of the SVC portfolio in 2020.

Operating exceptional items
Operating exceptional items totalled $4m, comprising a fair value loss on the put option over part of the Group's investment in the InterContinental Barclay associate.

Further information on exceptional items can be found in note 5 to the Interim Financial Statements.

Net financial expenses
Net financial expenses increased by $14m to $72m, primarily due to increased gross bond debt. Adjusted interest2, which excludes exceptional finance expenses and adds back interest relating to the System Fund, increased by $10m to $72m. The increase in adjusted interest2 was driven by the same factors, partially offset by $4m lower interest payable to the System Fund resulting primarily from lower interest rates in 2021.

Fair value gains on contingent purchase consideration
Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses. The $1m gain in the period relates to Regent and arises from an increase in bond rates used in the valuation.

Taxation
The interim effective rate of tax on profit, before exceptional items and System Fund, was 36% in H1 (2020: 173%).  This is higher than the periods prior to the impact of Covid-19 as a result of increased double taxation driven by the Group's lower profit base, and not being able to recognise the benefit for tax purposes of losses arising in certain territories in the year.

Taxation within exceptional items totalled a credit of $23m (H1 2020: $46m) and predominantly relates to the remeasurement of the Group's UK deferred taxes following the enactment of an increase to the UK rate of corporate income tax from 19% to 25%, effective 1 April 2023.  Further information on tax within exceptional items can be found in note 5 to the Interim Financial Statements.

Net tax paid in H1 2021 totalled $47m (2020: $3m).

Earnings per share
The Group's basic earnings per ordinary share is 26.2¢ (H1 2020: basic loss per ordinary share: 115.4¢). Adjusted earnings per ordinary share2,3 increased by 724.5% to 40.4¢.

Dividends
An interim dividend in respect of 2021 will not be paid. Trading has improved significantly during the first half of the year leading to profitability rebounding, and the Board is confident that the proven highly cash generative nature of our business model will allow resumption of dividend payments in due course. Our perspectives on the uses of cash generated by the business are unchanged: ensuring the business is appropriately invested in to optimise growth, funding a sustainably growing dividend and then returning excess funds to shareholders, whilst maintaining our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA.

1.     Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
3.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
4.     See note 4 to the Interim Financial Statements for further information.

Summary of cash flow, net debt and liquidity

CASH FLOW SUMMARY
	6 months ended 30 June
	2021	2020	$m
	$m	$m	change
GAAP cash flow summary
Net cash from operating activities	173	(14)	187
Net cash from investing activities	(37)	(41)	4
Net cash from financing activities	(845)	593	(1,438)
	____	____	______
Net movement in cash and cash equivalents in the period	(709)	538	(1,247)

	6 months ended 30 June
	2021	20201	$m
	$m	$m	change

Operating profit from reportable segments	188	52
Depreciation and amortisation from reportable segments	45	55
	____	____	____
Adjusted EBITDA	233	107	126

Working capital and other adjustments	6	(100)
Impairment loss on financial assets	8	37
Other non-cash adjustments to operating profit/loss	35	29

System Fund result	(46)	(52)
System Fund depreciation and amortisation	41	30
Other non-cash adjustments to System Fund result	10	27

Capital expenditure: contract acquisition costs (key money) net of repayments	(16)	(26)
Capital expenditure: maintenance	(9)	(32)

Cash flows relating to exceptional items	(12)	(30)
Net interest paid	(39)	(33)
Tax paid	(47)	(3)
Principal element of lease payments	(17)	(20)
	____	____	____
Adjusted free cash flow2	147	(66)	213

Capital expenditure: gross recyclable investments	(9)	(2)
Capital expenditure: gross System Fund investments	(7)	(25)
Deferred purchase consideration paid	(13)	-
Disposals, including other financial assets	1	13
Distributions from associates and joint ventures	-	5
	____	____	____
Net cash flow before other net debt movements	119	(75)	194

Add back principal element of lease repayments within free cash flow	17	20
Exchange and other non-cash adjustments	(65)	205
	____	____	____
Decrease in net debt	71	150	(79)

Net debt at beginning of the year	(2,529)	(2,665)
	______	______	____
Net debt at end of the period	(2,458)	(2,515)	57
	______	______	____

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.

Cash from operating activities
Net cash from operating activities totalled $173m for the six months ended 30 June 2021, an increase of $187m on the previous year, primarily reflecting the increase in operating profit and improvement in working capital and other adjustments.

Cash flow from operations is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and normal dividend payments of the Group.

Cash from investing activities
Net cash outflows from investing activities decreased by $4m to $37m. There was an overall decrease in purchases of property, plant and equipment and intangible assets of $41m. There was deferred consideration paid of $13m related to the acquisition of the Regent brand and management agreements (H1 2020: nil). The Group had committed contractual capital expenditure of $19m at 30 June 2021 (31 December 2020: $19m).

Cash used in financing activities
Net cash outflows from financing activities totalled $845m (H1 2020: $593m inflow). This was primarily due to the cash outflow from the £600m commercial paper repayment under the UK Covid Corporate Financing Facility (CCFF).

Adjusted free cash flow
Adjusted free cash flow1 was an inflow of $147m, an increase of $213m on the six months to 30 June 2020, driven by an improvement in operating profit from reportable segments1 partially offset by related tax payments, coupled with a $106m improvement in working capital and other adjustments, mainly due to the reduction in bonus payments compared to 2020. Exceptional cash costs of $12m decreased by $18m.

Net and gross capital expenditure
Net capital expenditure1 was $1m (H1 2020: $39m) and gross capital expenditure1 was $42m (H1 2020: $85m). Gross capital expenditure comprised: $26m maintenance capex and key money; $9m gross recyclable investments; and $7m System Fund capital investments. Net capital expenditure includes the offset from $1m net disposal proceeds, $1m of key money repayments and $39m System Fund depreciation and amortisation2. Our capex guidance is unchanged at around $150m net per annum and up to $350m gross into the medium term.

Net debt
After adverse foreign exchange and other non-cash adjustments of $65m, net debt1 of $2,458m reduced by $71m compared to 31 December 2020.

Sources of liquidity
As at 31 June 2021 the Group had total liquidity of $2,235m (31 December 2020: $2,925m), comprising $1,350m of undrawn bank facilities (31 December 2020: $1,350m) and $885m of cash and cash equivalents (net of overdrafts and restricted cash) (31 December 2020: $1,575m). The reduction in total liquidity from December 2020 is due to the repayment of the £600m CCFF in March 2021.

The Group currently has $2,913m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m).  There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m.

The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor's. In the event this rating was downgraded below BBB- there would be an additional step-up of 125bps payable on the bonds which would result in an additional interest cost of approximately $36m per year.

The Group is further financed by a $1,275m revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility).  These facilities mature in September 2023.  The facilities were undrawn at 30 June 2021 and 31 December 2020. The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a 'frozen GAAP' basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses.

These covenants have been waived at June 2021 and December 2021 and have been relaxed for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. The amended leverage ratio and interest cover covenant test levels for the facilities are as follows:

	June & December 2021	June 2022	December 2022
Leverage Ratio	Waived	Less than 7.5x	Less than 6.5x
Interest Cover	Waived	Greater than 1.5x	Greater than 2.0x

At 30 June 2021 the leverage ratio was 5.6x and the interest cover ratio was 3.2x. See note 10 to the Interim Financial Statements for further information.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements. However, the Group continues to assess its liquidity position and financing options and will take further actions as necessary.

The Group had net liabilities of $1,789m at 30 June 2021 ($1,849m at 31 December 2020).

1.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
2.     Excluding $2m depreciation of right-of-use assets.

Additional revenue, global system size and pipeline analysis

Total gross revenue
Total gross revenue1 provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	6 months ended 30 June

	2021	2020	%
	$bn	$bn	change2
Analysed by brand
InterContinental	1.0	1.0	2.1
Kimpton	0.3	0.3	2.3
Hotel Indigo	0.2	0.1	32.1
Crowne Plaza	1.0	0.9	11.4
Holiday Inn	1.6	1.4	14.6
Holiday Inn Express	2.7	2.0	38.1
Staybridge Suites	0.4	0.3	23.5
Candlewood Suites	0.3	0.3	6.3
Other	0.4	0.3	36.4
	____	____	____
Total	7.9	6.6	20.1
	____	____	____

Analysed by ownership type
Fee business	7.8	6.5	21.3
Owned, leased and managed lease	0.1	0.1	(46.2)
	____	____	____
Total	7.9	6.6	20.1
	____	____	____

Total gross revenue in IHG's System increased 20.1% (15.7% increase at constant currency) to $7.9bn, driven by the improvement in trading conditions in many markets, particularly through the second quarter of 2021.

1.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
2.     Year-on-year percentage movement calculated from source figures to provide better illustration of relative impact of Covid-19 on brands and on fee business and owned, leased and managed lease hotels.

RevPAR1 movement summary

	Half Year 2021 vs 2019			Half Year 2021 vs 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(42.6)%	(16.8)%	(21.0)%pts	20.0%	(6.0)%	10.1%pts
Americas	(33.6)%	(14.2)%	(15.6)%pts	27.9%	(2.1)%	12.4%pts
EMEAA	(67.7)%	(25.5)%	(40.5)%pts	(22.3)%	(15.4)%	(2.7)%pts
G. China	(26.1)%	(13.9)%	(8.3)%pts	94.5%	4.0%	23.1%pts

	Q2 2021 vs 2019			Q2 2021 vs 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(36.3)%	(13.5)%	(19.0)%pts	150.9%	18.5%	28.0%pts
Americas	(26.4)%	(10.2)%	(13.2)%pts	153.9%	19.4%	31.7%pts
EMEAA	(64.9)%	(23.3)%	(40.6)%pts	179.2%	13.8%	20.2%pts
G. China	(15.9)%	(10.3)%	(3.9)%pts	106.7%	12.4%	26.7%pts

RevPAR1 movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Half Year 2021 vs 2019			Half Year 2021 vs 2020
	CER	AER	Difference	CER	AER	Difference
Group	(42.6)%	(41.8)%	0.8%pts	20.0%	22.4%	2.4%pts
Americas	(33.6)%	(33.8)%	(0.2)%pts	27.9%	28.2%	0.3%pts
EMEAA	(67.7)%	(66.3)%	1.4%pts	(22.3)%	(18.2)%	4.1%pts
G. China	(26.1)%	(22.7)%	3.4%pts	94.5%	110.6%	16.1%pts

	Q2 2021 vs 2019			Q2 2021 vs 2020
	CER	AER	Difference	CER	AER	Difference
Group	(36.3)%	(35.3)%	1.0%pts	150.9%	156.9%	6.0%pts
Americas	(26.4)%	(26.4)%	0.0%pts	153.9%	155.0%	1.1%pts
EMEAA	(64.9)%	(63.2)%	1.7%pts	179.2%	196.2%	17.0%pts
G. China	(15.9)%	(11.4)%	4.5%pts	106.7%	126.2%	19.5%pts

Monthly RevPAR1 (CER)

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%

2021 vs 2020	Jan	Feb	Mar	Apr	May	Jun
Group	(51.7)%	(47.7)%	20.8%	228.0%	156.7%	108.4%
Americas	(44.2)%	(44.2)%	20.7%	245.3%	160.4%	108.0%
EMEAA	(72.2)%	(69.7)%	(21.5)%	183.4%	194.1%	165.4%
G. China	(21.9)%	335.0%	288.6%	199.6%	107.5%	51.3%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

1.     RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2021 vs 2019, 2021 vs 2020 and 2020 vs 2019. See 'Use of non-GAAP measures' section for further information on the definition of ReVPAR.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	17	1	1,149	20
Regent	7	-	2,190	-
InterContinental	206	1	70,226	285
Kimpton	75	2	13,215	130
Hotel Indigo	128	3	16,099	495
HUALUXE	14	2	3,943	510
Crowne Plaza	407	(22)	112,399	(6,480)
EVEN Hotels	20	4	2,882	472
voco	19	1	5,227	150
Holiday Inn1	1,262	(14)	233,534	(3,020)
Holiday Inn Express	3,004	38	314,808	5,321
avid hotels	38	14	3,385	1,229
Staybridge Suites	312	9	33,667	772
Candlewood Suites	360	(6)	31,916	(519)
Other2	125	(3)	39,844	(917)
	_____	____	_______	______
Total	5,994	30	884,484	(1,552)
	_____	____	_______	______
Analysed by ownership type
Franchised	5,048	43	629,497	2,149
Managed	923	(13)	249,582	(3,706)
Owned, leased and managed lease	23	-	5,405	5
	_____	____	_______	______
Total	5,994	30	884,484	(1,552)
	_____	____	_______	______

1.     Includes 44 Holiday Inn Resort properties (10,793 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms), (2020: 47 Holiday Inn Resort properties (11,446 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).
2.     Includes five open hotels that will be re-branded to voco.

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	34	3	2,494	255
Regent	7	1	1,621	86
InterContinental	73	4	18,605	831
Kimpton	32	-	6,322	57
Hotel Indigo	110	6	16,871	1,167
HUALUXE	24	(1)	6,345	(562)
Crowne Plaza	102	13	27,302	3,074
EVEN Hotels	30	(1)	5,210	164
voco	34	5	9,527	1,348
Holiday Inn1	250	(12)	49,541	(1,622)
Holiday Inn Express	667	(16)	86,114	(1,038)
avid hotels	175	(17)	15,788	(1,738)
Staybridge Suites	152	(3)	17,070	(420)
Candlewood Suites	82	9	7,014	645
Atwell Suites	19	-	1,877	28
Other2	14	(1)	2,483	(148)
	_____	____	_______	_____
Total	1,805	(10)	274,184	2,127
	_____	____	_______	_____
Analysed by ownership type
Franchised	1,285	(25)	159,654	586
Managed	519	15	114,375	1,541
Owned, leased and managed lease	1	-	155	-
	_____	____	_______	_____
Total	1,805	(10)	274,184	2,127
	_____	____	_______	_____

1.     Includes 34 Holiday Inn Resort properties (7,223 rooms), (2020: 34 Holiday Inn Resort properties (7,251 rooms)).
2.     Includes one voco pipeline hotel.

Regional performance reviews, system size and pipeline analysis

AMERICAS		6 months ended 30 June
Americas Results
	2021	20201%
	$m	$m	change
Revenue from the reportable segment2
Fee business	296	226	31.0
Owned, leased and managed lease	29	36	(19.4)
	____	____	____
Total	325	262	24.0
	____	____	____
Operating profit from the reportable segment2
Fee business	236	152	55.3
Owned, leased and managed lease	(12)	(10)	20.0
	____	____	____
	224	142	57.7
Operating exceptional items	(4)	(137)	(97.1)
	____	____	______
Operating profit	220	5	NM3
	____	_____	_______

Americas Comparable RevPAR4 movement on previous year		6 months ended 30 June 2021
Fee business
	InterContinental	(17.5)%
	Kimpton	8.8%
	Hotel Indigo	39.6%
	Crowne Plaza	(5.8)%
	EVEN Hotels	27.6%
	Holiday Inn	26.2%
	Holiday Inn Express	38.6%
	Staybridge Suites	30.3%
	Candlewood Suites	26.5%
	All brands	28.1%
Owned, leased and managed lease
	EVEN Hotels	11.0%
	Holiday Inn	(10.0)%
	All brands	0.7%

H1 RevPAR4 was down 33.6% vs 2019 (up 27.9% vs 2020). The pick-up in demand that began in March continued through Q2, benefitting from improved domestic leisure demand particularly in non-urban and resort destinations. Q2 RevPAR4 was down 26.4% vs 2019 (up 153.9% vs 2020) with occupancy improving to 60% in the same period. US Q2 RevPAR4 was down 22.9% vs 2019. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, RevPAR4 declined by 19% vs 2019. The US managed estate, weighted to upscale and luxury hotels in urban locations, declined by 54% vs 2019. For June, across our upper midscale hotels, occupancy was down less than 4% compared to 2019, with ADR being slightly ahead of 2019 levels. There were 13 states in the US that saw RevPAR4 ahead of 2019 levels in June, with a further 17 that were at least 90% of 2019 RevPAR4.

Revenue from the reportable segment2 in H1 increased by 24% or $63m to $325m (a decrease of 38% vs 2019). Operating profit increased by $215m to $220m driven by the increase in revenue and a $133m decrease in operating exceptional charges1. Operating profit from the reportable segment1,2 increased by 58% or $82m to $224m (a decrease of 35% vs 2019).

Fee business revenue2 increased by 31% or $70m to $296m. Fee business operating profit1,2 increased by 55% or $84m to $236m, benefitting from the improvement in demand, along with delivery of sustainable fee business cost savings, and a $14m decrease in the charge for expected credit losses on trade receivables.

Owned, leased and managed lease revenue declined by $7m to $29m, with RevPAR down 54.7% vs 2019, (up 0.7% vs 2020), leading to a reported operating loss of $12m compared to a $10m loss in the comparable period. Excluding the prior period results of one leased hotel that exited in December 2020, revenue declined by $1m and the operating loss increased by $1m.

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
3.     Percentage change considered not meaningful, either where the change is >1000%, or where a positive balance in the latest period is comparable to a negative balance in the prior period.
4.     Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

		Hotels	Rooms

Americas hotel and room count		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	1	20	20
InterContinental	45	(1)	16,537	(252)
Kimpton	66	2	11,227	130
Hotel Indigo	67	-	8,773	(20)
Crowne Plaza	122	(14)	31,364	(4,041)
EVEN Hotels	18	3	2,631	392
voco	1	-	49	-
Holiday Inn1	754	(12)	127,916	(3,026)
Holiday Inn Express	2,440	15	222,026	1,684
avid hotels	38	14	3,385	1,229
Staybridge Suites	295	10	30,993	936
Candlewood Suites	360	(6)	31,916	(519)
Other2	102	(1)	23,512	(196)
	_____	____	_______	______
Total	4,309	11	510,349	(3,663)
	_____	____	_______	______
Analysed by ownership type
Franchised	4,118	13	469,186	(2,616)
Managed	185	(2)	39,339	(1,052)
Owned, leased and managed lease	6	-	1,824	5
	_____	____	_______	______
Total	4,309	11	510,349	(3,663)
	_____	____	_______	______

1.     Includes 21 Holiday Inn Resort properties (5,611 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms). (2020: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).
2.     Includes three open hotels that will be re-branded to voco.

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	6	(1)	471	(48)
InterContinental	8	1	2,102	378
Kimpton	17	(3)	2,964	(519)
Hotel Indigo	29	(2)	3,903	(252)
Crowne Plaza	6	-	1,250	-
EVEN Hotels	12	(4)	1,468	(507)
voco	3	1	402	128
Holiday Inn1	76	(4)	10,067	(379)
Holiday Inn Express	356	(30)	34,418	(2,937)
avid hotels	174	(17)	15,573	(1,738)
Staybridge Suites	130	(5)	13,407	(654)
Candlewood Suites	82	9	7,014	645
Atwell Suites	19	-	1,877	28
Other	11	(2)	1,771	(215)
	____	____	______	______
Total	929	(57)	96,687	(6,070)
	____	____	______	______
Analysed by ownership type
Franchised	891	(53)	90,662	(5,866)
Managed	38	(4)	6,025	(204)
	____	____	______	______
Total	929	(57)	96,687	(6,070)
	____	____	______	______

1.     Includes two Holiday Inn Resort properties (338 rooms). (2020: three Holiday Inn Resort properties (490 rooms)).

Net system size reduced by (2.5)% year-on-year (grew by 0.7% excluding the SVC portfolio termination of 16.7k rooms in Q4 2020). We opened 8.8k rooms (84 hotels) in the first half, including 49 across the Holiday Inn Brand Family, with others of note including the Kimpton Sylvan Hotel Atlanta and Six Senses Botanique Brazil. 12.4k rooms (73 hotels) were removed in the first half, of which nearly two-thirds or 8.0k rooms (33 hotels) were in the Holiday Inn and Crowne Plaza estates.

There were 7.8k rooms (75 hotels) signed in the half, representing 43 hotels across our Essentials brands and 27 across our Suites brands. Signings included six further avid hotels and three voco conversions (Chicago, New Orleans, Washington) as we further establish the brand since launching in the Americas last year, and the InterContinental San Antonio, Texas. The pipeline stands at 96.7k rooms (929 hotels), which represents 19% of the current system size in the region.

EMEAA
	6 months ended 30 June
EMEAA results
	2021	20201%
	$m	$m	change
Revenue from the reportable segment2
Fee business	53	57	(7.0)
Owned, leased and managed lease	31	77	(59.7)
	____	____	____
Total	84	134	(37.3)
	____	____	____
Operating loss from the reportable segment2
Fee business	(3)	(7)	(57.1)
Owned, leased and managed lease	(24)	(13)	84.6
	____	____	____
	(27)	(20)	35.0
Operating exceptional items	-	(95)	(100.0)
	____	____	_____
Operating loss	(27)	(115)	(76.5)
	____	____	_____

EMEAA comparable RevPAR3 movement on previous year	6 months ended 30 June 2021

Fee business
InterContinental	(12.6)%
Hotel Indigo	(52.6)%
Crowne Plaza	(17.6)%
Holiday Inn	(27.9)%
Holiday Inn Express	(23.4)%
Staybridge Suites	11.5%
All brands	(21.3)%

Owned, leased and managed leases
InterContinental	(71.0)%
All brands	(61.4)%

H1 RevPAR3 was down 67.7% vs 2019 (down 22.3% vs 2020). For Q2, there was modest improvement with RevPAR3 down 64.9% vs 2019 (up 179.2% vs 2020). Performance across the region continued to predominantly reflect the differing levels of government-mandated closures and restrictions. The UK, which saw an easing of restrictions towards the end of May, saw RevPAR3 down 60% vs 2019, with June improving to down 51%. Occupancy in the UK improved from 22% in January to over 50% in June. Elsewhere, the differing timing and level of restrictions impacted performance with Q2 RevPAR3 relative to 2019 down 82% for Continental Europe, 77% for Japan, 67% for South East Asia and Korea, while the Middle East and Australia were down 39% and 33% respectively.

Hotel reopenings continued, with 54 hotels or 5% of the EMEAA estate still temporarily closed at the end of June, compared to 215 at the start of the year; all of the 17 owned and leased hotels were open.

Revenue from the reportable segment2 in H1 decreased by 37% or $50m to $84m (a decrease of 75% vs 2019). The operating loss1 decreased by $88m (76.5%) to a loss of $27m as the reduction in revenue was more than offset by a $95m decrease in operating exceptional charges. The operating loss from the reportable segment1,2 increased by $7m to a loss of $27m (a decline of $115m vs 2019). Results included $11m of incentive management fees recorded (2020: $6m; 2019: $41m) driven by an improvement in trading in some key markets including the Middle East and Australia.

Fee business revenue2 decreased by 7% or $4m to $53m (down 66% or $105m vs 2019). Fee business operating profit1,2 improved by $4m to a loss of $3m, benefitting from delivery of sustainable fee business cost savings and a $9m decrease in the charge for expected credit losses on trade receivables.

Owned, leased and managed lease revenue declined by $46m to $31m, with RevPAR3 declining 86.2% vs 2019 (61.4% vs 2020), leading to a reported operating loss of $24m compared to a $13m loss in the comparable period, driven by the greater impact of restrictions through most of the period for these hotels which are located predominantly in urban locations in Europe.

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
3.     Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

		Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	15	-	1,007	-
Regent	3	-	771	-
InterContinental	109	1	32,711	237
Kimpton	8	-	1,859	-
Hotel Indigo	47	1	5,209	143
Crowne Plaza	180	(8)	44,086	(2,438)
voco	17	1	5,030	150
Holiday Inn[1]	390	(11)	72,965	(2,019)
Holiday Inn Express	333	4	47,814	458
Staybridge Suites	17	(1)	2,674	(164)
Other[2]	15	(2)	9,369	(721)
	_____	____	_______	______
Total	1,134	(15)	223,495	(4,354)
	_____	____	_______	______
Analysed by ownership type
Franchised	775	1	125,149	(571)
Managed	342	(16)	94,765	(3,783)
Owned, leased and managed lease	17	-	3,581	-
	_____	____	_______	______
Total	1,134	(15)	223,495	(4,354)
	_____	____	_______	______

1.     Includes 15 Holiday Inn Resort properties (3,056 rooms). (2020: 17 Holiday Inn Resort properties (3,330 rooms)).
2.     Includes two open hotels that will be re-branded to voco.

		Hotels		Rooms
EMEAA Pipeline		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	23	2	1,748	197
Regent	6	1	1,341	86
InterContinental	37	4	8,250	765
Kimpton	9	3	1,721	593
Hotel Indigo	45	4	6,894	847
Crowne Plaza	41	6	10,577	1,476
voco	27	1	8,226	452
Holiday Inn[1]	102	(6)	21,700	(854)
Holiday Inn Express	92	-	15,191	(42)
avid hotels	1	-	215	-
Staybridge Suites	22	2	3,663	234
Other	2	1	415	67
	____	____	______	_____
Total	407	18	79,941	3,821
	____	____	______	_____
Analysed by ownership type
Franchised	160	5	27,259	1,607
Managed	246	13	52,527	2,214
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	407	18	79,941	3,821
	____	____	______	_____

1.     Includes 19 Holiday Inn Resort properties (3,716 rooms). (2020: 18 Holiday Inn Resort properties (3,553 rooms)).

Year-on-year net system size growth was +1.0%. We opened 1.6k rooms (12 hotels) in the first half, including voco Edinburgh Haymarket and the dual-branded Holiday Inn Express and Crowne Plaza at Nice Grand Arenas. 5.9k rooms (27 hotels) were removed in the first half, of which more than 80% or 5.0k rooms (23 hotels) were in the Holiday Inn and Crowne Plaza estates.

There were 8.8k rooms (47 hotels) signed in the half, with a notable pick-up in signing pace in Q2 which improved upon the level achieved in 2019. Conversion signings included voco Orchard Singapore and two further properties for the brand in Dubai; there was also a triple signing for an InterContinental, Crowne Plaza and Holiday Inn in Appi Kogen, Japan. Strong expansion in Thailand continued with five signings across multiple brands and for both new builds and conversions. Further international expansion of Kimpton included Koh Samui, Doha and Sydney. The pipeline stands at 79.9k rooms (407 hotels), which represents 36% of the current system size in the region.

GREATER CHINA
	6 months ended 30 June

Greater China results	2021	20201%
	$m	$m	change

Revenue from the reportable segment2
Fee business	59	18	227.8
	____	____	_____
Total	59	18	227.8
	____	____	_____
Operating profit/(loss) from the reportable segment2
Fee business	31	(9)	NM3
	____	____	____
Operating exceptional items	-	(3)	(100)
	____	____	____
Operating profit/(loss)	31	(12)	NM3
	____	____	____

Greater China comparable RevPAR4 movement on previous year	6 months ended 30 June 2020

Fee business
InterContinental	105.2%
Hotel Indigo	113.9%
HUALUXE	91.6%
Crowne Plaza	96.1%
Holiday Inn	88.2%
Holiday Inn Express	90.5%
All brands	94.5%

H1 RevPAR4 was down 26.1% vs 2019 (up 94.5% vs 2020). There was a continuation of the recovery from the first quarter with April and May down 15% and 12% respectively vs 2019. Local lockdowns and increased travel restrictions across southern cities held back performance in June, where RevPAR4 was down 22% vs 2019. As a result, Q2 RevPAR4 was down 15.9% vs 2019 (up 106.7% vs 2020). As had been the case in prior quarters, across Mainland China, the RevPAR4 decline was greatest in Tier 1 cities, down 26% in Q2 vs 2019, whilst Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed notably better with an increase of 4% vs 2019. In particular, Tier 4 cities saw occupancy broadly flat vs 2019 levels but delivered significant rate growth helped by domestic leisure demand.

Revenue from the reportable segment2 increased by 228% or $41m to $59m (a decrease of 11% vs 2019). Operating profit improved by $43m from an operating loss of $12m to an operating profit of $31m, driven by the increase in revenue and a $3m decrease in operating exceptional charges1. Operating profit from the reportable segment1,2 increased by $40m to $31m (a decline of 14% or $5m vs 2019), including a $5m decrease in the charge for expected credit losses on trade receivables. The improvement in demand at our managed hotels led to $15m recognition of incentive management fees compared to $1m in the first half of 2020 (2019: $24m). Revenue and operating profit from the reportable segment also included the benefit of a $6m individually significant liquidated damages settlement.

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Interim Financial Statements.
3.     Percentage change considered not meaningful, either where the change is >1000%, or where a positive balance in the latest period is comparable to a negative balance in the prior period.
4.     Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	1	-	122	-
Regent	4	-	1,419	-
InterContinental	52	1	20,978	300
Kimpton	1	-	129	-
Hotel Indigo	14	2	2,117	372
HUALUXE	14	2	3,943	510
Crowne Plaza	105	-	36,949	(1)
EVEN Hotels	2	1	251	80
voco	1	-	148	-
Holiday Inn1	118	9	32,653	2,025
Holiday Inn Express	231	19	44,968	3,179
Other	8	-	6,963	-
	____	____	_______	_____
Total	551	34	150,640	6,465
	____	____	_______	_____
Analysed by ownership type
Franchised	155	29	35,162	5,336
Managed	396	5	115,478	1,129
	____	____	_______	_____
Total	551	34	150,640	6,465
	____	____	_______	_____

1.     Includes eight Holiday Inn Resort properties (2,126 rooms)).  (2020: eight Holiday Inn Resort properties (2,113 rooms)).

	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2021	2020	2021	2020
	30 June	31 December	30 June	31 December
Analysed by brand
Six Senses	5	2	275	106
Regent	1	-	280	-
InterContinental	28	(1)	8,253	(312)
Kimpton	6	-	1,637	(17)
Hotel Indigo	36	4	6,074	572
HUALUXE	24	(1)	6,345	(562)
Crowne Plaza	55	7	15,475	1,598
EVEN Hotels	18	3	3,742	671
voco	4	3	899	768
Holiday Inn1	72	(2)	17,774	(389)
Holiday Inn Express	219	14	36,505	1,941
Other2	1	-	297	-
	____	____	______	_____
Total	469	29	97,556	4,376
	____	____	______	_____
Analysed by ownership type
Franchised	234	23	41,733	4,845
Managed	235	6	55,823	(469)
	____	____	______	_____
Total	469	29	97,556	4,376
	____	____	______	_____
1.     Includes 13 Holiday Inn Resort properties (3,169 rooms). (2020: 13 Holiday Inn Resort properties (3,208 rooms)).
2.     Includes one hotel to be branded as voco.

Net system size grew by 8.6% year-on-year. We opened 7.0k rooms (36 hotels) in the first half, including Holiday Inn Shanghai Nanjing Road, EVEN Hotel Shenzhen Nanshan and Hualuxe Suzhou Bay Hot Spring Resort. There were 546 rooms (2 hotels) removed in the half.

There were 16.0k rooms (81 hotels) signed in the half, including 51 across the Holiday Inn Brand Family. Notable signings included the Holiday Inn Chengdu City Center, EVEN Hotel Shanghai Expo and the InterContinental Changchun High Tech Zone. Of the 15 signings for conversions, there were three further for voco with others including the Crowne Plaza Shanghai Nanjing Road. The pipeline stands at 97.6k rooms (469 hotels), which represents 65% of the current system size in the region.

CENTRAL
	6 months ended 30 June

	2021	20201%
Central results	$m	$m	change

Revenue	97	74	31.1
Gross costs	(137)	(135)	1.5
	____	____	____
	(40)	(61)	(34.4)
Exceptional items	-	2	(100)
	____	____	____
Operating loss	(40)	(59)	(32.2)
	____	____	____

Central revenue, which mainly comprises technology fee income, increased by $23m (31.1%) to $97m, following temporary discounts on technology fees in 2020, coupled with the benefit of $8m net movement in recognition2 of some items between System Fund and reportable segments.

Gross costs increased by $2m (1.5%), a decrease of 6% compared to 2019.

The operating loss before exceptional items decreased by $21m, benefitting from the net movement in recognition2 of some revenues and expenses between the System Fund and reportable segments ($8m).

1.     2020 re-presented to exclude impairment of trade receivables from operating exceptional items.  See 'Presentational changes' in note 1 to the Interim Financial Statements.
2.     See note 4 to the Interim Financial Statements for further information.

Use of non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. Pages 47 to 51 of the 2020 Annual Report and Form 20-F explain the linkage of performance measures to Directors' remuneration and key performance indicators.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:
●	total rooms revenue from franchised hotels;
●
total hotel revenue from managed hotels includes food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and

●	total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third parties.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively. These measures are presented for each of the Group's regions. Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:
●
System Fund - the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme.

●
Revenues related to the reimbursement of costs - there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

●
Exceptional items - these are identified by virtue of their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
●	Underlying revenue;
●	Underlying operating profit;
●	Underlying fee revenue; and
●	Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group's owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group's captive insurance company, where premiums are intended to match the expected claims over the longer term, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's System size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes the following items of interest which are recorded within the System Fund:
●
IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.

●	The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.

As the Fund is included on the Group Income Statement, these amounts are included in the reported net Group financial expenses, reducing the Group's effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund
As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, therefore they can impact the current year's tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge. A reconciliation of the tax charge as recorded in the Interim Financial Statements to tax excluding the impact of exceptional items and System Fund can be found in note 6 to the Interim Financial Statements.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund as excluded in adjusted interest, the change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Interim Financial Statements.

Adjusted EBITDA
Adjusted EBITDA was added as a measure in 2020 as it has become an increasingly useful measure to investors for comparing the performance of different companies.

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt:adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as operating profit, excluding System Fund revenues and expenses, exceptional items and depreciation and amortisation.

Adjusted EBITDA is useful to investors and other stakeholders for comparing the performance of different companies as depreciation, amortisation and exceptional items are eliminated. It can also be used as an approximation of operational cash flow generation. This measure is relevant to the Group's banking covenants, which have been waived until 31 December 2021. Details of covenant levels and performance against these is provided in note 10 to the 2020 Group Financial Statements. The leverage ratio uses a Covenant EBITDA measure which is calculated on a 'frozen GAAP' basis, which excludes the effect of IFRS 16.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:
●	System Fund capital investments which are strategic investments to drive growth at hotel level;
●
recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and

●	maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recharged to the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 6 months ended 30 June
Reportable segments	Revenue			Operating profit

	2021	2020	%	2021	20201%
	$m	$m	change	$m	$m	change

Per Group income statement	1,179	1,248	(5.5)	138	(233)	NM2
System Fund	(378)	(385)	(1.8)	46	52	(11.5)
Reimbursement of costs	(236)	(375)	(37.1)	-	-	-
Operating exceptional items	-	-	-	4	233	(98.3)
	_____	_____	_____	_____	_____	_____
Reportable segments	565	488	15.8	188	52	261.5
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	505	375	34.7	224	75	198.7
Owned, leased and managed lease	60	113	(46.9)	(36)	(23)	56.5
	_____	_____	_____	_____	_____	_____
Reportable segments	565	488	15.8	188	52	261.5

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.
2.     Percentage change considered not meaningful, either where the change is >1000%, or where a positive balance in the latest period is comparable to a negative balance in the prior period.

Underlying revenue and underlying operating profit
	Revenue			Operating profit

	2021	2020	%	2021	20201%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	565	488	15.8	188	52	261.5
Significant liquidated damages2	(6)	(1)	500.0	(6)	(1)	500.0
Owned and leased asset disposal3	-	(10)	-	-	(3)	-
Currency impact	-	12	-	-	(4)	-
	____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	559	489	14.3	182	44	313.6

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.
2.     $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
3.     The results of InterContinental San Juan, InterContinental Nairobi and Holiday Inn Melbourne Airport have been removed in 2020 (being the year of disposal or lease termination for these hotels) to determine underlying growth.

Underlying fee revenue
Revenue				Operating profit

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	505	375	34.7	224	75	198.7
Significant liquidated damages	(6)	(1)	500.0	(6)	(1)	500.0
Currency impact	-	7	-	-	(3)	-
	_____	_____	_____	_____	_____	_____
Underlying fee revenue	499	381	31.0	218	71	207.0

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.

Americas
Revenue				Operating profit1

	2021	2020	%	2021	20202%
	$m	$m	change	$m	$m	change

Per Interim financial statements	325	262	24.0	224	142	57.7

Reportable segments analysed as:
Fee business	296	226	31.0	236	152	55.3
Owned, leased and managed lease	29	36	(19.4)	(12)	(10)	20.0
	_____	_____	_____	_____	_____	_____
	325	262	24.0	224	142	57.7

Reportable segments (see above)	325	262	24.0	224	142	57.7
Owned and leased asset disposal3	-	(6)	-	-	(1)	-
Currency impact	-	-	-	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	325	256	27.0	224	141	58.9

Owned, leased and managed lease included in the above	(29)	(30)	(3.3)	12	11	9.1
	_____	_____	_____	_____	_____	_____
Underlying fee business	296	226	31.0	236	152	55.3

1.     Before exceptional items.
2.     Amended for presentational changes, see note 1 to the Interim Financial Statements.
3.     The results of InterContinental San Juan have been removed in 2020 (being the year of lease termination) to determine underlying growth.

EMEAA
Revenue				Operating loss1

	2021	2020	%	2021	20202%
	$m	$m	change	$m	$m	change

Per Interim financial statements	84	134	(37.3)	(27)	(20)	35.0

Reportable segments analysed as:
Fee business	53	57	(7.0)	(3)	(7)	(57.1)
Owned, leased and managed lease	31	77	(59.7)	(24)	(13)	(84.6)
	_____	_____	_____	_____	_____	_____
	84	134	(37.3)	(27)	(20)	35.0

Reportable segments (see above)	84	134	(37.3)	(27)	(20)	35.0
Significant liquidated damages3	-	(1)	-	-	(1)	-
Owned asset disposal4	-	(4)	-	-	(2)	-
Currency impact	-	7	-	-	(1)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	84	136	(38.2)	(27)	(24)	12.5

Owned, leased and managed lease included in the above	(31)	(78)	(60.3)	24	16	50.0
	_____	_____	_____	_____	_____	_____
Underlying fee business	53	58	(8.6)	(3)	(8)	(62.5)

1.     Before exceptional items.
2.     Amended for presentational changes, see note 1 to the Interim Financial Statements.
3.     $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
4.     The results of InterContinental Nairobi and Holiday Inn Melbourne Airport have been removed in 2021 (being the year of disposal of these hotels) to determine underlying growth.

Greater China
Revenue				Operating profit1

	2021	2020	%	2021	20202%
	$m	$m	change	$m	$m	change
Per Interim financial statements
Reportable segments analysed as:	59	18	227.8	31	(9)	NM3
	_____	_____	_____	_____	_____	_____
Fee business	59	18	227.8	31	(9)	NM3

Reportable segments (see above)	59	18	227.8	31	(9)	NM3
Significant liquidated damages	(6)	-	-	(6)	-	-
Currency impact	-	3	-	-	(1)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	53	21	152.4	25	(10)	NM3

1.     Before exceptional items.
2.     Amended for presentational changes, see note 1 to the Interim Financial Statements.
3.     Percentage change considered not meaningful, either where the change is >1000%, or where a positive balance in the latest period is comparable to a negative balance in the prior period.

Fee margin reconciliation
	2021	20201
	$m	$m
Revenue
Reportable segments analysed as fee business (see above)	505	375
Significant liquidated damages	(6)	(1)
Captive insurance company	(9)	(10)
	_____	_____
	490	364
Operating profit
Reportable segments analysed as fee business (see above)	224	75
Significant liquidated damages	(6)	(1)
Captive insurance company	(2)	(1)
	_____	_____
	216	73

Fee margin	44.1%	20.1%

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.

Net capital expenditure reconciliation
	6 months ended 30 June

	2021	2020
	$m	$m

Net cash from investing activities	(37)	(41)
Adjusted for:
Contract acquisition costs, net of repayments	(16)	(26)
System Fund depreciation and amortisation1	39	28
Deferred purchase consideration paid	13	-
	_____	_____
Net capital expenditure	(1)	(39)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $16m (2020: $26m))	(25)	(58)
Capital expenditure: recyclable investments	(8)	16
Capital expenditure: System Fund capital investments	32	3
	_____	_____
Net capital expenditure	(1)	(39)
	_____	_____

1.     Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation
	6 months ended 30 June

	2021	2020
	$m	$m

Net capital expenditure	(1)	(39)
Add back:
Disposal receipts	(1)	(13)
Repayment of contract acquisition costs	(1)	-
Distributions from associates and joint ventures	-	(5)
System Fund depreciation and amortisation1	(39)	(28)
	_____	_____
Gross capital expenditure	(42)	(85)
	_____	_____
Analysed as:
Capital expenditure: maintenance	(26)	(58)
(including gross contract acquisition costs of $17m (2020: $26m))
Capital expenditure: recyclable investments	(9)	(2)
Capital expenditure: System Fund investments	(7)	(25)
	_____	_____
Gross capital expenditure	(42)	(85)
	_____	_____

1.     Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	6 months ended 30 June

	2021	2020
	$m	$m

Net cash from operating activities	173	(14)
Adjusted for:
Principal element of lease payments	(17)	(20)
Capital expenditure: maintenance (excluding contract acquisition costs)	(9)	(32)
	_____	_____
Adjusted free cash flow	147	(66)
	_____	_____

Adjusted interest reconciliation
The following table reconciles net financial expenses to adjusted interest.
6 months ended 30 June

	2021	2020
	$m	$m
Net financial expenses
Financial income	1	3
Financial expenses	(73)	(61)
	_____	_____
	(72)	(58)
Adjusted for:
Interest payable on balances with the System Fund	-	(4)
	_____	_____
	-	(4)

Adjusted interest	(72)	(62)

Adjusted EBITDA reconciliation

	6 months ended 30 June
	2021	2020
	$m	$m
Operating profit/(loss)	138	(233)
Add back:
System Fund result	46	52
Operating exceptional items	4	233
Depreciation and amortisation	45	55
	_____	_____
Adjusted EBITDA	233	107

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.

Adjusted earnings per ordinary share reconciliation
	6 months ended 30 June

	2021	20201
	$m	$m
Profit/(loss) available for equity holders	48	(210)
Adjusting items:
System Fund revenues and expenses	46	52
Interest attributable to the System Fund	-	(4)
Operating exceptional items	4	233
Fair value gains on contingent purchase consideration	(1)	(16)
Tax on exceptional items	(1)	(46)
Exceptional tax	(22)	-
	_____	_____
Adjusted earnings	74	9

Basic weighted average number of ordinary shares (millions)	183	182
Adjusted earnings per ordinary share (cents)	40.4	4.9

1.     Amended for presentational changes, see note 1 to the Interim Financial Statements.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal and emerging risks and uncertainties that could substantially affect IHG's business and results are set out on pages 34 to 42 of the IHG Annual Report and Form 20-F 2020 (the "Annual Report").

The nature and potential impact of those risks and uncertainties has not materially changed since the publication of the Annual Report, nor are any expected for the remaining half of the financial year. The most prominent emerging risk we face continues to relate to further waves of the pandemic and/or a slower than anticipated industry recovery. There may be unknown risks or risks currently believed to be inconsequential that emerge and could become material.

Our Board and management continue regularly to review our risk profile and risk trends arising externally or internally, and risk management and internal control arrangements as the industry recovers from the Covid-19 pandemic.

The following summarises the risks and uncertainties set out in the Annual Report, which continue to apply:

●
Macro external factors, such as political and economic disruption, or the emerging risk of infectious diseases, could have an impact on IHG's ability to perform and grow; commercial performance, financial loss and undermine stakeholder confidence;

●	Failure to deliver IHG's preferred brands and loyalty programme could impact IHG's competitive positioning, IHG's growth ambitions and reputation with guests and owners;
●	Failure to effectively attract, develop and retain talent in key areas could impact IHG's ability to achieve its growth ambitions and execute effectively;
●	Threats to cybersecurity and information governance could lead to the disruption or loss of IHG's critical systems and sensitive data and could impact IHG financially, reputationally or operationally;
●
Failure to capitalise on innovation in booking technology, and maintain and enhance IHG's functionality and resilience of its channel management and technology platforms could impact IHG's revenues and growth ambitions;

●	Failure to manage risks associated with delivering investment effectiveness and efficiency may impact commercial performance, lead to financial loss, and undermine stakeholder confidence;
●	Failure to ensure contractual, legal, regulatory and ethical compliance would impact IHG operationally and reputationally;
●
Failure to effectively safeguard the safety and security of colleagues and guests and respond appropriately to operational risk could result in reputational and / or financial damage, and undermine stakeholder confidence;

●	A material breakdown in financial management and control systems could lead to increased public scrutiny, regulatory investigation and litigation; and
●	Environment and social mega-trends have the potential to impact performance and growth in key markets.

These principal and emerging risks and uncertainties are supported by a broader description of risk factors set out on pages 224 to 229 of the Annual Report.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the six months to 30 June 2021.

GOING CONCERN

The Group's fee-based model and wide geographic spread mean that it is well placed to manage through these uncertain times. The Group has continued to manage cash outflows closely during 2021. As at 30 June 2021 the Group had total liquidity of $2,235m, comprising $1,350m of undrawn bank facilities and $885m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements is included in note 1 to the Interim Financial Statements.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2022 and there are no material uncertainties that may cast doubt on the Group's going concern status. Accordingly, they continue to adopt the going concern basis in preparing the interim financial statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:
●	The condensed set of Financial Statements has been prepared in accordance with UK-adopted IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

●	The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr                                                         Paul Edgecliffe-Johnson
Chief Executive Officer                                    Chief Financial Officer
10 August 2021                                                 10 August 2021

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2021

	2021 6 months ended 30 June $m	2020 6 months ended 30 June *$m
Continuing operations

Revenue from fee business	505	375
Revenue from owned, leased and managed lease hotels	60	113
System Fund revenues	378	385
Reimbursement of costs	236	375
	_____	_____
Total revenue (notes 3 and 4)	1,179	1,248

Cost of sales and administrative expenses	(321)	(347)
System Fund expenses	(424)	(437)
Reimbursed costs	(236)	(375)
Share of losses of associates and joint ventures	(5)	(6)
Other operating income	2	12
Depreciation and amortisation	(45)	(55)
Impairment loss on financial assets	(8)	(78)
Other impairment charges (note 5)	(4)	(195)
	_____	_____
Operating profit/(loss) (note 3)	138	(233)

Operating profit/(loss) analysed as:
Operating profit before System Fund and exceptional items	188	52
System Fund	(46)	(52)
Operating exceptional items (note 5)	(4)	(233)
	_____	_____
	138	(233)

Financial income	1	3
Financial expenses	(73)	(61)
Fair value gains on contingent purchase consideration	1	16
	_____	_____
Profit/(loss) before tax	67	(275)

Tax (note 6)	(19)	65
	_____	_____
Profit/(loss) for the period	48	(210)
	_____	_____

Attributable to:
Equity holders of the parent	48	(210)
	_____	_____
Earnings/(loss) per ordinary share (note 7)
Continuing and total operations:
Basic	26.2¢	(115.4)¢
Diluted	26.1¢	(115.4)¢

* Amended for presentational changes (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2021

	2021 6 months ended 30 June $m	2020 6 months ended 30 June $m

Profit/(loss) for the period	48	(210)

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, including related tax charge of $3m (2020: tax credit of $2m)	(54)	28
Costs of hedging	2	(1)
Hedging losses/(gains) reclassified to financial expenses	66	(36)
Exchange (losses)/gains on retranslation of foreign operations, including related tax credit of $nil (2020: $1m)	(38)	110
	_____	_____
	(24)	101
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $1m (2020: tax credit of $4m)	9	(39)
Re-measurement gains/(losses) on defined benefit plans, including related tax credit of $1m (2020: net of related tax credit of $2m)	5	(5)
Tax related to pension contributions	2	2
	_____	_____
	16	(42)
	_____	_____
Total other comprehensive (loss)/income for the period	(8)	59
	_____	_____
Total comprehensive income/(loss) for the period	40	(151)
	_____	_____
Attributable to:
Equity holders of the parent	40	(151)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2021

	6 months ended 30 June 2021
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	156	(2,581)	568	8	(1,849)

Total comprehensive income for the period	-	(15)	55	-	40
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	13	(13)	-	-
Equity-settled share-based cost	-	-	19	-	19
Tax related to share schemes	-	-	1	-	1
Exchange adjustments	3	(3)	-	-	-
	_____	_____	_____	_____	_____
At end of the period	159	(2,600)	644	8	(1,789)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2020
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	151	(2,433)	809	8	(1,465)

Total comprehensive loss for the period	-	62	(213)	-	(151)
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	18	(18)	-	-
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	-	-	12	-	12
Exchange adjustments	(11)	11	-	-	-
	_____	_____	_____	_____	_____
At end of the period	140	(2,356)	604	8	(1,604)
	_____	_____	_____	_____	_____

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.
All items within total comprehensive income/(loss) are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2021
	2021 30 June	2020 31 December
	$m	$m
ASSETS
Goodwill and other intangible assets	1,248	1,293
Property, plant and equipment	142	201
Right-of-use assets	286	303
Investment in associates	76	81
Other financial assets	184	168
Derivative financial instruments	-	5
Deferred compensation plan investments	248	236
Non-current tax receivable	17	15
Deferred tax assets	140	113
Contract costs	72	70
Contract assets	312	311
	______	______
Total non-current assets	2,725	2,796
	______	______
Inventories	4	5
Trade and other receivables	564	514
Current tax receivable	27	18
Other financial assets	-	1
Cash and cash equivalents	988	1,675
Contract costs	5	5
Contract assets	25	25
	______	______
Total current assets	1,613	2,243
Assets classified as held for sale (note 14)	47	-
	______	______
Total assets	4,385	5,039
	_____	_____
LIABILITIES
Loans and other borrowings	(53)	(869)
Lease liabilities	(31)	(34)
Trade and other payables	(481)	(466)
Deferred revenue	(517)	(452)
Provisions	(20)	(16)
Current tax payable	(30)	(30)
	______	______
Total current liabilities	(1,132)	(1,867)
	______	______
Loans and other borrowings	(2,913)	(2,898)
Lease liabilities	(401)	(416)
Derivative financial instruments	(60)	(18)
Retirement benefit obligations	(98)	(103)
Deferred compensation plan liabilities	(248)	(236)
Trade and other payables	(89)	(94)
Deferred revenue	(1,087)	(1,117)
Provisions	(45)	(44)
Deferred tax liabilities	(98)	(95)
	______	______
Total non-current liabilities	(5,039)	(5,021)
Liabilities classified as held for sale (note 14)	(3)	-
	______	______
Total liabilities	(6,174)	(6,888)
	_____	_____
Net liabilities	(1,789)	(1,849)
	_____	_____
EQUITY
IHG shareholders' equity	(1,797)	(1,857)
Non-controlling interest	8	8
	______	______
Total equity	(1,789)	(1,849)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2021

	2021 6 months ended 30 June	2020 6 months ended 30 June
	$m	$m

Profit/(loss) for the period	48	(210)
Adjustments (note 9)	211	232
	_____	_____
Cash flow from operations	259	22
Interest paid	(40)	(34)
Interest received	1	1
Tax paid on operating activities	(47)	(3)
	_____	_____
Net cash from operating activities	173	(14)
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(3)	(21)
Purchase of intangible assets	(13)	(36)
Investment in other financial assets	(9)	(2)
Deferred purchase consideration paid	(13)	-
Distributions from associates and joint ventures	-	5
Disposal of hotel assets, net of costs and cash disposed	-	1
Repayments of other financial assets	1	12
	_____	_____
Net cash from investing activities	(37)	(41)
	_____	_____
Cash flow from financing activities
Principal element of lease payments	(17)	(20)
(Repayment)/issue of commercial paper	(828)	738
Decrease in other borrowings	-	(125)
	_____	_____
Net cash from financing activities	(845)	593
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	(709)	538

Cash and cash equivalents, net of overdrafts, at beginning of the period	1,624	108
Exchange rate effects	20	(14)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	935	632
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority and UK-adopted IAS 34 'Interim Financial Reporting'. Other than the changes described below, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC ('the Group' or 'IHG') Annual Report and Form 20-F for the year ended 31 December 2020.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

Financial information for the year ended 31 December 2020 has been extracted from the Group's published financial statements for that year which were prepared in accordance with International Financial Reporting Standards ('IFRSs') adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and with international accounting standards as applied in accordance with the provisions of the Companies Act 2006 and which have been filed with the Registrar of Companies. The Group's previous auditor, Ernst & Young LLP, has reported on those financial statements. Its report was unqualified with no reference to matters to which Ernst & Young LLP drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. On 31 December 2020, IFRSs as adopted by the European Union at that date were brought into UK law and became UK-adopted international accounting standards, with future changes being subject to endorsement by the UK Endorsement Board. The Group transitioned to UK-adopted international accounting standards in its consolidated financial statements on 1 January 2021. There was no impact or change in accounting policies from the transition.

There are no changes in the Group's critical judgements, estimates and assumptions from those disclosed in the 2020 Annual Report and Form 20-F. An updated sensitivity related to expected credit losses is included in note 12(e).

The Group has adopted 'Interest Rate Benchmark Reform - Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16' from 1 January 2021. These requirements have had no impact on the Group's reported financial performance or position.

Presentational changes

In the Group's interim financial statements for the six months ended 30 June 2020, exceptional items included an impairment of trade receivables of $22m which had been determined to be directly as a result of Covid-19. The subsequent improvement in cash collection and the considerations required to identify whether subsequent expected credit losses over the extended period of the pandemic were due to Covid-19 resulted in none of the full year $40m impairment of trade receivables being presented within exceptional items for the year ended 31 December 2020. Accordingly, the presentation of the 2020 Group income statement has been amended within these condensed interim financial statements with no impact to operating loss. The analysis of tax has been adjusted reflecting this change, with no overall impact to the Group's loss for the period. This change is consistent with the presentation in the 2020 Annual Report and Form 20-F.

Going concern

The impact of the Covid-19 pandemic on the hospitality industry has been severe, however, the Group's fee-based model and wide geographic spread mean that it is well placed to manage through these uncertain times. The Group has continued to manage cash outflows closely during the first half of 2021, including staff costs, professional fees and capital expenditure. These actions, together with the ongoing suspension of the ordinary dividend, continue to mitigate the significant reduction in fee revenue and System Fund assessments.  The  Group reported net cash from operating activities in the first half of $173m.

In 2020 the Group agreed amendments of existing covenants on its syndicated and bilateral revolving credit facilities ('the bank facilities') until December 2022. The covenant amendment agreements introduce a minimum liquidity covenant of $400m tested at half year and full year up to and including 31 December 2022. Minimum liquidity includes undrawn amounts from the bank facilities. The leverage ratio and interest cover covenants (see note 10) have been waived at June 2021 and December 2021. The covenants at June 2022 have been amended to require less than 7.5x for the leverage ratio and greater than 1.5x for interest cover. The covenants at December 2022 have been amended to require less than 6.5x for the leverage ratio and greater than 2.0x for interest cover.  The bank facilities mature in September 2023.

In March 2021 the Group used cash reserves to repay £600m commercial paper under the UK's Covid Corporate Financing Facility ('CCFF').

As at 30 June 2021 the Group had total liquidity of $2,235m, comprising $1,350m of undrawn bank facilities and $885m of cash and cash equivalents (net of overdrafts and restricted cash).

A period of 18 months has been used, from 1 July 2021 to 31 December 2022, to complete the going concern assessment. There remains a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these condensed interim financial statements the Directors have considered a scenario (the 'Base Case') which is based on continued improvement in demand during 2021 as vaccines are rolled out, and a steady improvement to the end of 2022 by when RevPAR is expected to reach 90% of 2019 levels.  The only debt maturity in the period under consideration is the £173m 3.875% November 2022 Bond which is assumed to be repaid with cash on maturity.  Under this scenario, the Group is forecast to generate positive cash flows over the 18-month period of assessment and the bank facilities remain undrawn.

The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements.  A large number of the Group's principal risks, for example brands and loyalty or investment efficiency, would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case.  Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event or other legal or regulatory matters. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes and for assessing impairment triggers and recoverability of deferred tax assets.

The Directors have also reviewed a 'Downside Case' scenario which is based on a severe but plausible scenario.  This assumes the performance during the second half of 2021 is at a similar level to the second half of 2020, with the recovery to 2019 levels starting slowly in 2022 to achieve RevPAR of 55% of 2019 levels for the 2022 full year. Under this scenario, the Group is also forecast to generate a positive cash flow over the 18-month period and the bank facilities remain undrawn.

The Downside Case was used to set the amended covenants and there is limited headroom to the covenants at 30 June 2022 and 31 December 2022 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions, such as reductions in bonuses and other discretionary spend, creating substantial additional headroom. After these actions are taken, the principal risks and uncertainties which could be applicable can be absorbed within the amended covenant requirements.

In the Downside Case, the Group has substantial levels of existing cash reserves available (approximately $740m at 31 December 2022) and is not expected to draw on the bank facilities. These cash reserves would increase after the additional actions are taken as described above. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.

The leverage and interest cover covenant tests at 30 June 2022 and 31 December 2022 (the last day of the assessment period), have been considered as part of the Base Case and Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. This means that in the event the covenant test was failed, the bank facilities could be cancelled by the lenders but it would not trigger a repayment demand or create a cross-default risk. In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 31 December 2022 and there are no material uncertainties that may cast doubt on the Group's going concern status. Accordingly, they continue to adopt the going concern basis in preparing these condensed interim financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.72 (2020: $1 = £0.79). In the case of the euro, the translation rate is $1 = €0.83 (2020: $1 = €0.91).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.72 (31 December 2020: $1 = £0.73; 30 June 2020: $1 = £0.82). In the case of the euro, the translation rate is $1 = €0.84 (31 December 2020: $1 = €0.81; 30 June 2020: $1 = €0.89).

3.	Segmental Information
	Revenue	2021 6 months ended 30 June	2020 6 months ended 30 June
		$m	$m

	Americas	325	262
	EMEAA	84	134
	Greater China	59	18
	Central	97	74
		_____	_____
	Revenue from reportable segments	565	488
	System Fund revenues	378	385
	Reimbursement of costs	236	375
		_____	_____
	Total revenue	1,179	1,248
		_____	_____

Profit/(loss)	2021 6 months ended 30 June $m	2020 6 months ended 30 June* $m

Americas	224	142
EMEAA	(27)	(20)
Greater China	31	(9)
Central	(40)	(61)
	_____	_____
Operating profit from reportable segments	188	52
System Fund	(46)	(52)
Operating exceptional items (note 5)	(4)	(233)
	_____	_____
Operating profit/(loss)	138	(233)
Net financial expenses	(72)	(58)
Fair value gains on contingent purchase consideration	1	16
	_____	_____
Profit/(loss) before tax	67	(275)
	_____	_____
* Amended for presentational changes (see note 1).

4.	Revenue
Disaggregation of revenue
6 months ended 30 June 2021
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	292	42	44	-	378
Incentive management fees	4	11	15	-	30
Central revenue	-	-	-	97	97
	_____	_____	_____	_____	_____
Revenue from fee business	296	53	59	97	505
Revenue from owned, leased and managed lease hotels	29	31	-	-	60
	_____	_____	_____	_____	_____
	325	84	59	97	565
	_____	_____	_____	_____
System Fund revenues					378
Reimbursement of costs					236
					_____
Total revenue					1,179
					_____

6 months ended 30 June 2020
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	224	51	17	-	292
Incentive management fees	2	6	1	-	9
Central revenue	-	-	-	74	74
	_____	_____	_____	_____	_____
Revenue from fee business	226	57	18	74	375
Revenue from owned, leased and managed lease hotels	36	77	-	-	113
	_____	_____	_____	_____	_____
	262	134	18	74	488
	_____	_____	_____	_____
System Fund revenues					385
Reimbursement of costs					375
					_____
Total revenue					1,248
					_____
In the second half of 2020, following communication with the IHG Owners Association, fees and expenses associated with the InterContinental Ambassador programme (the InterContinental Hotels & Resorts paid-for loyalty programme) previously reported within Central revenue were moved into the System Fund to align with the treatment of IHG's other brand loyalty programmes. Revenue arising from the licence of intellectual property under co-brand credit card agreements previously recorded within the System Fund was moved into Central revenue. This change was effective from 1 January 2020 and the adjustment made in the second half of 2020 included a catch-up in respect of the first six months.

For the six months ended 30 June 2021, this change resulted in an increase of $8m to Central revenue and operating profit from reportable segments, and an equivalent reduction to System Fund revenues and increase to System Fund operating loss. Had this arrangement existed in the first half of 2020, Central revenue and operating profit for the six months ended 30 June 2020 would have been $11m and $12m higher respectively; System Fund revenues would have reduced and System Fund operating loss would have increased by the same amounts.

At 30 June 2021, the maximum exposure remaining under performance guarantees was $69m (31 December 2020: $72m). In estimating amounts due under performance guarantees, the Group has considered 'force majeure' provisions within its management agreements.

5.	Exceptional items
		2021 6 months ended 30 June $m	2020 6 months ended 30 June* $m

	Cost of sales and administrative expenses:
	Derecognition of right-of-use assets and lease liabilities	-	22
	Provision for onerous contractual expenditure	-	(10)
	Reorganisation costs	-	(4)
	Acquisition and integration costs	-	(3)
	Provision for guarantees on third party debt	-	(2)
		_____	_____
		-	3

	Impairment loss on financial assets	-	(41)

	Other impairment charges:
	Intangible assets	-	(47)
	Property, plant and equipment	-	(85)
	Right-of-use assets	-	(5)
	Investment in associates	(4)	(21)
	Contract assets	-	(37)
		_____	_____
		(4)	(195)
		_____	_____
	Total operating exceptional items	(4)	(233)
		_____	_____

	Fair value gains on contingent purchase consideration	-	21
		_____	_____

	Tax on exceptional items	1	46
	Exceptional tax	22	-
		_____	_____
	Tax (note 6)	23	46
		_____	_____

* Amended for presentational changes (see note 1).

Other impairment charges: Investment in associates

Relates to the reversal of the $4m fair value gain recorded in 2020 on the put option over part of the Group's investment in the InterContinental Barclay hotel. The classification as exceptional is consistent with the presentation of the initial gain (included within the net impairment charge in 2020).

Tax

An exceptional tax credit of $22m has been recorded as a result of the enactment of a change to the UK rate of corporate income tax from 19% to 25%, effective 1 April 2023.  The change has resulted in the remeasurement of those UK deferred tax assets and liabilities which are forecast to be utilised or to crystallise after this effective date, using the higher tax rate.  A further credit of $6m has been recorded within the Group statement of comprehensive income in respect of movements in deferred tax assets originally recorded there.

6.	Tax

	2021 6 months ended 30 June			2020 6 months ended 30 June*
	Profit/(loss) $m	Tax $m	Tax rate	Loss $m	Tax $m	Tax rate

Before exceptional items and System Fund	117	(42)	36%	(11)	19	173%
System Fund	(46)	-		(52)	-
Exceptional items (note 5)	(4)	23		(212)	46
	_____	_____		_____	_____
	67	(19)		(275)	65
	_____	_____		_____	_____

Analysed as:
Current tax		(43)			(2)
Deferred tax		24			67
		_____			_____
		(19)			65
		_____			_____
Further analysed as:
UK tax		23			25
Foreign tax		(42)			40
		_____			_____
		(19)			65
		_____			_____

* Amended for presentational changes (see note 1).

The tax charge includes one-off credits of $23m, predominantly in respect of the planned increase in the UK Corporation Tax rate (see note 5).  The remaining tax has been calculated by applying a blended effective tax rate of 36% to profit before exceptional items and System Fund.  This blended effective rate represents the weighting of the annual tax rates of the Group's key territories using corporate income tax rates substantively enacted at 30 June 2021 to provide the best estimate for the full financial year.  It is higher than the 2021 UK Corporation Tax rate of 19% due to higher taxed overseas profits (particularly in the US) and a distortive impact of unrelieved foreign taxes and other non-tax deductible expenses due to the current profit base.

The deferred tax asset has increased from $113m to $140m in the period and comprises $129m (31 December 2020: $103m) in the UK and $11m (31 December 2020: $10m) in respect of other territories.  The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.  The planned change to the UK Corporation Tax rate also increased the Group's unrecognised deferred tax asset ($200m at 31 December 2020) by $34m.

7.	Earnings/(loss) per ordinary share
		2021 6 months ended 30 June	2020 6 months ended 30 June
	Basic earnings/(loss) per ordinary share
	Profit/(loss) available for equity holders ($m)	48	(210)
	Basic weighted average number of ordinary shares (millions)	183	182
	Basic earnings/(loss) per ordinary share (cents)	26.2	(115.4)
		_____	_____
	Diluted earnings/(loss) per ordinary share
	Profit/(loss) available for equity holders ($m)	48	(210)
	Diluted weighted average number of ordinary shares (millions)	184	182
	Diluted earnings/(loss) per ordinary share (cents)	26.1	(115.4)
		_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2021 millions	2020 millions
Basic weighted average number of ordinary shares	183	182
Dilutive potential ordinary shares	1	-
	______	______
	184	182
	_____	_____

8.	Dividends
On 20 March 2020, the Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share (approximately $150m). No further dividends have been paid or proposed.

9.	Reconciliation of profit/(loss) for the period to cash flow from operations

	2021 6 months ended 30 June	2020 6 months ended 30 June
	$m	$m

Profit/(loss) for the period	48	(210)
Adjustments for:

Net financial expenses	72	58
Fair value gains on contingent purchase consideration	(1)	(16)
Income tax charge/(credit)	19	(65)

Operating profit adjustments:
Other impairment charges	4	195
Other operating exceptional items	-	(3)
Impairment loss on financial assets	8	78
Depreciation and amortisation	45	55
	_____	_____
	57	325

Contract assets deduction in revenue	16	13
Share-based payments cost	14	10
Share of losses of associates and joint ventures	5	6
	_____	_____
	35	29

System Fund adjustments:
System Fund depreciation and amortisation	41	30
System Fund impairment loss on financial assets	3	22
System Fund share-based payments cost	6	5
System Fund share of losses of associates	1	-
	_____	_____
	51	57

Working capital and other adjustments:
Increase in deferred revenue	35	14
Changes in working capital	(29)	(107)
Other adjustments	-	(7)
	_____	_____
	6	(100)

Cash flows relating to exceptional items	(12)	(30)
Contract acquisition costs	(16)	(26)
	_____	_____
Total adjustments	211	232
	_____	_____
Cash flow from operations	259	22
	_____	_____

10.	Net Debt
		2021 30 June	2020 31 December
		$m	$m

	Cash and cash equivalents*	988	1,675
	Loans and other borrowings - current	(53)	(869)
	Loans and other borrowings - non-current	(2,913)	(2,898)
	Lease liabilities - current	(31)	(34)
	Lease liabilities - non-current	(401)	(416)
	Lease liabilities - classified as held for sale (note 14)	(3)	-
	Derivative financial instruments hedging debt values	(45)	13
		_____	_____
	Net debt**	(2,458)	(2,529)
		_____	_____
	* Of which $123m (31 December 2020: $104m) is cash at bank and in hand. ** See the Use of Non-GAAP measures section in the Interim Management Report.
	In the Group statement of cash flows, cash and cash equivalents is presented net of $53m bank overdrafts (31 December 2020: $51m).

Cash and cash equivalents includes $5m (31 December 2020: $5m) restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $45m (31 December 2020: $44m) is held within countries from which funds are not currently able to be repatriated to the Group's central treasury company.

Syndicated and Bilateral Facilities

The Group's $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were both undrawn at 30 June 2021 and 31 December 2020.

The Group's covenant requirements are as set out in the 2020 Annual Report and Form 20-F. The following table details performance against covenant tests, which have been waived until 31 December 2021 and relaxed for test dates in 2022. The measures used in these tests are calculated on a frozen GAAP basis and do not align to the values reported by the Group as Non-GAAP measures:

	2021 30 June	2020 31 December

Covenant EBITDA, $m	412	272
Covenant net debt, $m	2,323	2,375
Covenant interest payable, $m	129	111
Leverage	5.64	8.73
Interest cover	3.19	2.45
Liquidity, $m	2,235	2,925

11.	Movement in net debt
		2021 6 months ended 30 June	2020 6 months ended 30 June
		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(709)	538
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	17	20
	Repayment/(issue) of commercial paper	828	(738)
	Decrease in other borrowings	-	125
		_____	_____
	Decrease/(increase) in net debt arising from cash flows	136	(55)

	Other movements:
	Lease liabilities	(3)	67
	Increase in accrued interest	(25)	(15)
	Disposals	-	19
	Exchange and other adjustments	(37)	134
		_____	_____
	Decrease in net debt	71	150

	Net debt at beginning of the period	(2,529)	(2,665)
		_____	_____
	Net debt at end of the period	(2,458)	(2,515)
		_____	_____

12.	Financial instruments
a)
Fair value hierarchy

The following table provides the carrying value (which is equal to the fair value) and position in the fair value measurement hierarchy of the Group's financial assets and liabilities measured and recognised at fair value on a recurring basis.

	Value
	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets
Equity securities*	-	-	99	99
Money market funds**	577	-	-	577
Deferred compensation plan investments	248	-	-	248

Financial liabilities
Derivative financial instruments	-	(60)	-	(60)
Contingent purchase consideration***	-	-	(78)	(78)
Deferred compensation plan liabilities	(248)	-	-	(248)

* Included in 'other financial assets'.
** Included in 'other financial assets' and 'cash and cash equivalents'.
*** Included in 'trade and other payables'.

The Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation (based on the lowest level of input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into or out of Level 3.

b)
Valuation techniques

The valuation techniques and types of input applied by the Group for the six months ended 30 June 2021 are consistent with those disclosed within the 2020 Annual Report and Form 20-F. Changes in reported amounts are primarily caused by payments made and received, changes in market inputs, such as discount rates, and the impact of the time value of money.

Within Level 2 financial instruments, derivative financial liabilities have increased to $60m driven by movements in sterling:euro exchange rates which impact the valuation of currency swaps.

Set out below are the significant unobservable inputs to the Level 3 valuations as at 30 June 2021.

Equity securities

The significant unobservable inputs used to determine the fair value of the unquoted equity securities are RevPAR growth, pre-tax discount rate (which ranged from 6.4% to 10.0%), and a non-marketability factor (which ranged from 20% to 30%).

Applying a one-year slower/faster RevPAR recovery period would result in a $8m (decrease)/increase in fair value respectively. A 1% increase/(decrease) in the discount rate would result in a $14m/$18m (decrease)/increase in fair value respectively.  A five-percentage point increase/(decrease) in the non-marketability factor would result in a $6m (decrease)/increase in fair value.

Derivative financial instruments - put option

The put option over part of the Group's investment in the Barclay associate has been valued as the excess of the amount receivable under the option (which is based on the Group's capital invested to date) over fair value, calculated with reference to an appraisal performed by a professional external valuer.

Contingent purchase consideration

Principally comprises the present value of the expected amounts payable on exercise of put and call options to acquire the remaining 49% shareholding in Regent.

The significant unobservable inputs are the projected trailing revenues and the date of exercising the options. If the annual trailing revenues were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the financial statements would increase by $7m. If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m.

c)	Reconciliation of financial instruments classified as Level 3
		Equity securities $m	Derivative financial instruments $m	Contingent purchase consideration $m

	At 1 January 2021	88	4	(79)
	Additions	1	-	-
	Change in fair value	10	(4)	1
		_____	_____	_____
	At 30 June 2021	99	-	(78)
		_____	_____	_____

Changes in the fair value of equity securities are recognised within 'gains/losses on equity instruments classified as fair value through other comprehensive income' in the Group statement of comprehensive income.

Changes in the fair value of derivative financial instruments classified as Level 3 and contingent purchase consideration are recognised within 'other impairment charges' and 'fair value gains on contingent purchase consideration', respectively within the Group income statement.

None of these fair value changes are realised.

d)
Fair value of other financial instruments

The Group also holds a number of financial instruments which are not measured at fair value in the Group statement of financial position. With the exception of the Group's bonds, their fair values are not materially different to their carrying amounts, since the interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The Group's bonds, which are classified as Level 1 fair value measurements, have a carrying value of $2,913m and a fair value of $3,058m.

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis as at 30 June 2021.

e)
Estimation uncertainty related to financial instruments

Consistent with 31 December 2020, the calculation of expected credit losses on trade receivables is a significant estimate. Although the collection of trade receivables has improved compared to the prior year, there remains a significant amount of older debt which has not yet been collected. A 10% recovery of amounts which were due for collection in 2020 would reduce the provision by approximately $8m.

13.	Commitments, contingencies and guarantees

At 30 June 2021, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $19m (31 December 2020: $19m).

In June 2021, the Company signed an agreement to lease a new Global Headquarters in the UK for a period of 15 years at an average annual rental of approximately $3m.  The lease had not commenced at 30 June 2021.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known.  The Group does not disclose further information usually required by IAS 37 where it is expected such disclosure would prejudice seriously the outcome of the litigation.

A claim was filed on 6 December 2018 against the Group and other hotel companies, alleging violations of anti-trust regulations. The Group disputes the allegations and the trial currently is scheduled to take place in October 2021. It is not possible to determine whether any loss is likely or to reliably estimate the amount of any loss given the wide range of possible outcomes.

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements.  At 30 June 2021, there were guarantees of up to $56m in place (31 December 2020: $56m).

14.	Assets and liabilities classified as held for sale

Included within assets and liabilities classified as held for sale are three hotels in the Americas region. Total disposal proceeds are anticipated to be $46m less selling costs of $2m and the disposals are expected to complete in 2021. On reclassification there was no change to the carrying values below.

		2021 30 June $m
	Assets classified as held for sale:
	Property, plant and equipment	45
	Right-of-use assets	2
		_____
		47
		_____
	Liabilities classified as held for sale:
	Lease liabilities	(3)
		_____
		(3)
		_____
	There were no assets held for sale at 31 December 2020.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Our conclusion
We have reviewed InterContinental Hotels Group PLC's condensed consolidated interim financial statements (the 'interim financial statements') in the Half Year Results of InterContinental Hotels Group PLC for the six month period ended 30 June 2021 (the 'period').

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

● the Group statement of financial position as at 30 June 2021;
● the Group income statement and Group statement of comprehensive income for the period then ended;
● the Group statement of cash flows for the period then ended;
● the Group statement of changes in equity for the period then ended; and
● the explanatory notes to the interim financial statements.

The interim financial statements included in the Half Year Results of InterContinental Hotels Group PLC have been prepared in accordance with UK-adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

RESPONSIBILITIES FOR THE INTERIM FINANCIAL STATEMENTS AND THE REVIEW

Our responsibilities and those of the directors
The Half Year Results, including the interim financial statements, are the responsibility of, and have been approved by the directors. The directors are responsible for preparing the Half Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the Half Year Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
10 August 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	10 August 2021